UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 20, 2013
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release
AngloGold Annual Earnings of $924m, Second-Highest Ever

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
February 20, 2013

AngloGold Annual Earnings* of $924m, Second-Highest Ever

(ANGLOGOLD ASHANTI) – AngloGold Ashanti today announced full-year adjusted headline earnings of $924m, the second-highest on record, despite a difficult year in which an unprotected strike and safety stoppages caused major disruption to its South African operations.

The company is planning to deliver higher margin production from its South African mines, which were shuttered by a strike between the end of September and the beginning of November.
Exploration spending across the group has been rationalised, corporate and operating costs are undergoing a review, some assets deemed to be non-core are being considered for sale and capital expenditure has been prioritised.

“We’ve moved decisively to ensure that we continue a strong recovery from a difficult end to last year,” Joint Interim Chief Executive Officer Tony O’Neill said. O’Neill has oversight of all operating and exploration functions while fellow joint interim CEO Srinivasan Venkatakrishnan has accountability for all financial and corporate matters.

AHE for the year was $924m, or 239 US cents a share, which included about $208m lost to the strike, compared with $1.3bn, or 336 cents a share in 2011. Production in 2012 was 3.94Moz at a total cash cost of $862/oz, which included about 235,000oz lost to the strike. The annual production compares to 4.33Moz at a cash cost of $728/oz in 2011.

AngloGold Ashanti continues to seek to improve the quality and diversity of its portfolio. The main greenfield projects at Tropicana, in Australia, and the Kibali joint venture, in the Democratic
Republic of Congo, remain on track to produce gold within a year. The expansion of Cripple
Creek & Victor, in the US, also remains on track.

Production in 2013 is anticipated to grow to between 4.1Moz and 4.4Moz at an improved total cash cost of $815/oz to $845/oz. More focused investment in the business has helped
AngloGold Ashanti forecast stable capital expenditure of about $2.1bn for 2013, while corporate costs are expected to decline by about 18% to $240m. Expensed spending on exploration and feasibility studies is forecast at about $377m, 18% lower than in 2012.

“Our focus is on improving margins and delivering returns, rather than production growth, and that will continue to drive our decision making,” Venkatakrishnan said. “We have good projects and a solid financial base.”

During October, the company took a decision to terminate its underground development contract with Mining and Building Contractors Limited at its Obuasi mine in Ghana in an effort to improve production and costs. Geita, in Tanzania, was the group’s largest production contributor, improving annual production by 7% to 531,000oz at a total cash cost of $660/oz. The rest of the group continued to see positive results with annual production in the America’s region rising from
891,000oz to 953,000oz and the Australian operations increasing output to 258,000oz from
246,000oz.

“AngloGold Ashanti continues to deliver the best returns on capital amongst the gold majors, which reflects strict discipline in capital deployment over the past five years,” Outgoing CEO
Mark Cutifani said. “That’s been core to our strategy since early 2008, when we outlined our vision for the company.”

Fourth Quarter
Fourth-quarter AHE was $7m, or 2 US cents a share, compared to $295m, or 76 US cents a share in the fourth quarter of 2011. AHE was affected by the lower volumes and higher cash costs during the quarter, reflecting the impact of the strike in South Africa which eroded $208m of earnings and the change-over of the mine development contractor at Obuasi and other factors which had a negative impact.

A strong performance from the Americas region was primarily offset by the strikes in South
Africa. Despite challenges faced in South Africa, Standard & Poor’s affirmed the investment grade rating on AngloGold Ashanti’s publicly traded debt following an extensive review. Major milestones were reached outside of South Africa, most notably the termination of the underground development contract at Obuasi, where sub-par development performance has been identified as a key constraint to the mine’s performance in recent years and which had also hurt earnings in the fourth quarter. At Tropicana, 1.0Moz was added to the resource and the group achieved the lowest quarterly All Injury Frequency Rate (AIFR) on record for the organisation at 6.17 per million hours worked.
*Adjusted headline earnings
ENDS
Contacts
Media
Tel:
E-mail:
Alan Fine +27-11 637- 6383 / +27 (0) 83 250 0757
afine@anglogoldashanti.com
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481
cnthite@anglogoldashanti.com
Stewart Bailey +1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
General inquiries +27 11 637 6031
media@anglogoldashanti.com

Investors
Stewart Bailey
+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021
sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)            +1 (212) 858 7702 / +1 646 379 2555
sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)                     +44 779 497 7881 / +44 1225 93 8483
mbedford@anglogoldashanti.com
General inquiries                                        +27 11 637 6059
investors@anglogoldashanti.com

Certain statements made in this communication, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders’ equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements or forecasts regarding
AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2011, which was distributed to shareholders on 4 April
2012, the company’s 2011 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the United States on 23 April 2012
and the prospectus supplement to the company’s prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission on 25 July
2012. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, stakeholders are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 20, 2013
By:
/s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title:    Group General Counsel and Company
Secretary